FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Provides Notice of Fourth Quarter and Year-End 2023 Results
and Conference Call

Toronto, Ontario (January 16, 2024) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) plans to release its fourth quarter and year-end 2023 financial results after market close on Wednesday, February 21, 2024. Senior management will host a conference call on Thursday, February 22, 2024 at 10:00 am ET to discuss the results.

Participants may join the conference call via webcast or through the following dial-in numbers:

Toronto and International:	(416) 340-2217
Toll free (Canada and the United States):	(800) 806-5484
Participant passcode:	7181034#
Webcast:	www.alamosgold.com

A playback will be available until March 24, 2024 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 7488420#. The webcast will be archived at www.alamosgold.com.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.